Exhibit 21.1

SUBSIDIARIES

Subsidiary                             Jurisdiction of Organization

1	Inotiv Research Models, LLC	Indiana
2	BAS Evansville, Inc.	Indiana
3	Seventh Wave Laboratories, LLC	Indiana
4	BASi Gaithersburg, LLC	Indiana
5	Inotiv Nashville, LLC	Indiana
6	Inotiv Boulder, LLC	Indiana
7	Integrated Laboratory Systems, LLC	North Carolina
8	Bronco Research Services, LLC	Indiana
9	Histion, LLC	Washington
10	Inotiv Nashville, LLC	Indiana
11	Envigo Global Services, Inc.	Pennsylvania
12	ERPP, Inc.	Delaware
13	Inotiv LAMS West, Inc.	Texas
14	Envigo RMS, LLC	Delaware
15	Precisium Solutions, LLC	Delaware
16	Envigo RMS GmbH	Germany
17	Envigo RMS S.L.	Spain
18	Envigo RMS S.A.R.L.	France
19	Envigo RMS, S.r.l.	Italy
20	Envigo Holdings Ltd.	United Kingdom
21	Envigo RMS BV	Netherlands
22	Envigo RMS B.V., Inc.	Delaware
23	Envigo Holding I, Inc.	Delaware
24	Envigo Bioproducts, Inc.	Indiana
25	Envigo New Holdco, LLC	Delaware
26	Envigo RMS (UK) Ltd.	United Kingdom
27	Envigo Research Private Limited	India